Exhibit 99.1

Sierra Metals Reports Second Quarter 2019 Production Results Including Record Consolidated Quarterly Ore Throughput

TORONTO--(BUSINESS WIRE)--July 15, 2019--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) is pleased to report second quarter 2019 production results featuring the highest level of quarterly throughput to date at its Bolivar and Cusi Mines in Mexico.

Results are from Sierra Metals’ three underground mines in Latin America: The Yauricocha polymetallic mine in Peru, and the Bolivar copper and Cusi silver Mines in Mexico.

Second Quarter 2019 Production Highlights

  Silver production of 0.8 million ounces; a 21% increase from Q2 2018
  Lead production of 8.1 million pounds; a 14% increase from Q2 2018
  Gold production of 2,540 ounces; a 40% increase from Q2 2018
  Copper production of 9.7 million pounds; a 13% increase from Q2 2018
  Zinc production of 16.6 million pounds; an 18% decrease from Q2 2018
  Zinc equivalent production of 57.6 million pounds; a 4% increase from Q2 2018
  Record quarterly throughput at the Bolivar and Cusi Mines in Mexico

The Company achieved record consolidated quarterly throughput, as well as record quarterly throughput and metal production from the Bolivar and Cusi Mines in Mexico. The Company has continued to build on its successful plant expansions and mine production increases in Mexico over the last three quarters which has resulted in record quarterly metal production as the Company reaches its 2019 target of 4,000 tonnes per day (“TPD”) at Bolivar and 1,200 tpd at Cusi. Consolidated production of silver increased 21% to 0.8 million ounces, copper increased by 13% to 9.7 million pounds, lead increased 14% to 8.1 million pounds, zinc declined 18% to 16.6 million pounds, and gold increased 40% to 2,540 ounces compared to Q2 2018.

The Yauricocha Mine experienced a 10% reduction in throughput during Q2 2019 compared to Q2 2018 due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019. This illegal strike was resolved on April 12, 2019, however, resulted in a total of 12 days of lost production during April 2019. Regular operations at the mine and mill resumed on April 14, 2019, and management believes that any production lost during this strike action should not materially affect the Company’s annual production guidance. In fact, the month of May represented a monthly production record at the Yauricocha Mine and June was also over production budget. The reduction in throughput during the strike was offset by higher head grades and recoveries for all metals except zinc at Yauricocha which resulted in a 4% decrease in zinc equivalent pounds produced during Q2 2019 compared to Q2 2018.

At Bolivar, a 20% increase in throughput, and higher silver and gold head grades, and higher copper and silver recoveries resulted in a 19% increase in copper equivalent pounds produced during Q2 2019 compared to Q2 2018. This increase was achieved despite an 11% decrease in copper head grades and gold recoveries, however, the Company expects copper head grades to increase during H2 2019, as more ore is sourced from Bolivar West.

At Cusi, throughput reached approximately 938 tpd during Q2 2019, and the Company continues to work towards reaching the 1,200 tpd mark during Q3 2019. The 76% increase in throughput realized during Q2 2019 resulted in a 41% increase in silver equivalent ounces produced, despite lower head grades and recoveries for all metals as we continue to develop deeper into the Santa Rosa de Lima zone which has higher head grades.

Igor Gonzales, President and CEO of Sierra Metals, commented: “The Company has continued 2019 with consolidated record production results in the second quarter. This includes continued recovery and making up for lost production at Yauricocha despite an illegal strike action which occurred at the end of Q1 and start of Q2 this year. This can also be attributed to a much stronger performance from our Mexican Mines in the second quarter including record production at both of the Bolivar and Cusi Mines. We continued to successfully ramp up our mine and mill expansion plans as well as reap the benefits of operational improvement programs. Going forward we expect to deliver on our annual guidance at Yauricocha while continuing to ramp up and further improve throughput and tonnage at our Mexican operations.

Consolidated Production Results

Consolidated Production	3 Months Ended			6 Months Ended			2019 Guidance
	Q2 2019	Q2 2018	% Var.	Q2 2019	Q2 2018	% Var.	Low	High

Tonnes processed (mt)	662,490	602,087	10%	1,230,891	1,159,797	6%
Daily throughput	7,571	6,881	10%	7,034	6,627	6%

Silver ounces (000's)	836	692	21%	1,528	1,287	19%	3,730	4,176
Copper pounds (000's)	9,723	8,621	13%	17,455	16,710	4%	45,000	50,400
Lead pounds (000's)	8,066	7,096	14%	15,020	13,408	12%	25,500	28,600
Zinc pounds (000's)	16,593	20,300	-18%	33,014	38,514	-14%	72,400	81,100
Gold ounces	2,540	1,814	40%	4,526	3,765	20%	8,100	9,000

Silver equivalent ounces (000's)(1)	4,667	4,663	0%	8,652	9,071	-5%	19,478	21,812
Copper equivalent pounds (000's)(1)	25,230	24,452	3%	47,004	47,937	-2%	107,035	119,858
Zinc equivalent pounds (000's)(1)	57,622	55,279	4%	108,277	102,190	6%	261,545	292,880

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $0.85/lb Pb, $1.20/lb Zn, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $0.90/lb Pb, $1.22/lb Zn, $1,314/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $/1.12lb Pb, $1.47/lb Zn, $1,315/oz Au.

Yauricocha Mine, Peru

The Yauricocha Mine processed 254,165 tonnes during Q2 2019, representing a 10% decrease from Q2 2018. The decline in throughput was due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019. This illegal strike was resolved on April 12, 2019, however, resulted in a total of 12 days of lost production during April 2019. Regular operations at the mine and mill will resume on April 14, 2019, and management believes that any production lost during this strike action should not materially affect the Company’s annual production guidance. The Company realized record mine production and mill throughput at the mine during the months of May and June, which offset the production lost during April due to the illegal strike action.

Despite the decrease in throughput realized at Yauricocha during Q2 2019, higher head grades and recoveries of all metals, except zinc head grades and recoveries, were realized which resulted in a 4% decrease in zinc equivalent metal production compared to Q2 2018. The higher lead head grades and lead production realized during Q2 2019 was the result of increased production from the cuerpos chicos that contained higher lead grades during the quarter. Higher copper head grades resulted from the inclusion of certain copper-enriched zones at Esperanza, polymetallic ore from the Central Mine Zone, and a small inclusion of polymetallic ore from the cuerpos chicos.

A summary of production from the Yauricocha Mine for Q2 2019 is provided below:

Yauricocha Production	3 Months Ended			6 Months Ended
	Q2 2019	Q2 2018	% Var.	Q2 2019	Q2 2018	% Var.

Tonnes processed (mt)	254,165	283,450	-10%	487,980	554,839	-12%
Daily throughput	2,905	3,239	-10%	2,788	3,171	-12%

Silver grade (g/t)	63.13	59.19	7%	63.31	59.35	7%
Copper grade	1.04%	0.95%	9%	1.02%	0.92%	11%
Lead grade	1.57%	1.28%	22%	1.51%	1.27%	20%
Zinc grade	3.36%	3.66%	-8%	3.46%	3.56%	-3%
Gold Grade (g/t)	0.60	0.54	12%	0.58	0.57	1%

Silver recovery	77.82%	72.71%	7%	77.54%	72.71%	7%
Copper recovery	78.04%	65.37%	19%	76.52%	65.37%	17%
Lead recovery	89.96%	84.82%	6%	89.15%	84.82%	5%
Zinc recovery	88.08%	88.73%	-1%	88.78%	88.73%	0%
Gold Recovery	16.47%	16.48%	0%	17.21%	16.48%	4%

Silver ounces (000's)	401	392	2%	770	758	2%
Copper pounds (000's)	4,536	3,884	17%	8,399	7,611	10%
Lead pounds (000's)	7,911	6,809	16%	14,516	12,878	13%
Zinc pounds (000's)	16,593	20,300	-18%	33,014	38,443	-14%
Gold ounces	809	807	0%	1,562	1,642	-5%

Zinc equivalent pounds (000's)(1)	38,394	39,844	-4%	74,365	74,468	0%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $0.85/lb Pb, $1.20/lb Zn, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $0.90/lb Pb, $1.22/lb Zn, $1,314/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $/1.12lb Pb, $1.47/lb Zn, $1,315/oz Au.

Bolivar Mine, Mexico

The Bolivar Mine processed a quarterly record of 326,208 tonnes in Q2 2019, representing a 20% increase over Q2 2018. Average daily throughput realized during the quarter was approximately 3,700 tpd, and the Company expects to reach 4,000 tpd during Q3 2019. The 20% increase in throughput, and higher silver and gold head grades, and higher copper and silver recoveries resulted in a 19% increase in copper equivalent pounds produced during Q2 2019 compared to Q2 2018. This increase was achieved despite an 11% decrease in copper head grades and gold recoveries, however, the Company expects copper head grades to increase during H2 2019, as more ore is sourced from Bolivar West. In Q2 2019, copper production increased by 10% to 5,187,000 pounds, silver production increased 38% to 152,000 ounces, and gold production increased 74% to 1,586 ounces compared to Q2 2018.

Development and infrastructure improvements continue in the effort to push throughput at Bolivar to 4,000 tpd during the second half of 2019. During the rest of 2019, target mining areas will be the Gallo Inferior, Mina de Fierro, Chimneys, Breccias and Gallo Superior orebodies. Infill drilling will continue on the Bolivar West and Gallo Inferior areas, while mine development will focus on the Gallo Inferior and Breccia zones. This work will allow the Company to increase the number of minable stopes available in order to increase throughput at the plant.

A summary of production for the Bolivar Mine for Q2 2019 is provided below:

Bolivar Production	3 Months Ended			6 Months Ended
	Q2 2019	Q2 2018	% Var.	Q2 2019	Q2 2018	% Var.

Tonnes processed (mt)	326,208	272,040	20%	589,445	531,415	11%
Daily throughput	3,728	3,109	20%	3,368	3,037	11%

Copper grade	0.86%	0.97%	-11%	0.84%	0.96%	-12%
Silver grade (g/t)	18.09	16.61	9%	18.71	17.21	9%
Gold grade (g/t)	0.24	0.15	62%	0.22	0.16	34%

Copper recovery	83.51%	81.33%	3%	82.96%	81.01%	2%
Silver recovery	80.03%	75.53%	6%	79.62%	78.25%	2%
Gold recovery	64.14%	71.81%	-11%	65.61%	71.34%	-8%

Copper pounds (000's)	5,187	4,737	10%	9,056	9,099	0%
Silver ounces (000's)	152	110	38%	282	230	23%
Gold ounces	1,586	911	74%	2,685	1,959	37%

Copper equivalent pounds (000's)(1)	6,770	5,690	19%	11,848	11,138	6%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $0.85/lb Pb, $1.20/lb Zn, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $0.90/lb Pb, $1.22/lb Zn, $1,314/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $/1.12lb Pb, $1.47/lb Zn, $1,315/oz Au.

Cusi Mine, Mexico

At Cusi, throughput reached approximately 938 tonnes per day (“tpd”) during Q2 2019, and the Company continues to work towards reaching the 1,200 tpd mark during Q3 2019. The 76% increase in throughput realized during Q2 2019 resulted in a 41% increase in silver equivalent ounces produced, despite lower head grades and recoveries for all metals as we continue to develop deeper into the Santa Rosa de Lima zone which has higher head grades.

Silver production of 283,000 ounces increased 49%, gold production of 146 ounces increased 52%, and lead production of 154,000 pounds decreased 46% in Q2 2019 compared to Q2 2018.

A revised LOM plan is nearing completion at Cusi, and we expect to have an updated NI 43-101 report completed during Q4 2019. The Company continues to increase mill feed from the Santa Rosa de Lima zone, while mining selected structures in the older part of the mine, in order to continue to ramp up to the goal of 1,200 tpd during 2019, and move towards the goal of 2,400 tpd in 2020.

A summary of production for the Cusi Mine for Q2 2019 is provided below:

Cusi Production	3 Months Ended			6 Months Ended
	Q2 2019	Q2 2018	% Var.	Q2 2019	Q2 2018	% Var.

Tonnes processed (mt)	82,117	46,597	76%	153,466	73,543	109%
Daily throughput	938	533	76%	877	420	109%

Silver grade (g/t)	145.44	155.60	-7%	126.77	151.16	-16%
Gold grade (g/t)	0.15	0.16	-8%	0.15	0.17	-9%
Lead grade	0.11%	0.36%	-69%	0.20%	0.41%	-51%
Zinc grade	0.09%	0.33%	-73%	0.19%	0.40%	-51%

Silver recovery	73.74%	81.66%	-10%	75.98%	83.41%	-9%
Gold recovery	37.37%	39.80%	-6%	37.45%	41.91%	-11%
Lead recovery	74.96%	77.22%	-3%	75.14%	80.27%	-6%
Zinc recovery	0.00%	0.00%	N.R.	0.00%	10.99%	-100%

Silver ounces (000's)	283	190	49%	475	298	59%
Gold ounces	146	96	52%	279	165	70%
Lead pounds (000's)	154	287	-46%	504	530	-5%
Zinc pounds (000's)	0	0	N.R.	0	71	-100%

Silver equivalent ounces (000's)(1)	305	217	41%	529	353	50%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2019 were calculated using the following realized prices: $14.88/oz Ag, $2.75/lb Cu, $0.85/lb Pb, $1.20/lb Zn, $1,323/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2018 were calculated using the following realized prices: $16.36/oz Ag, $3.12/lb Cu, $1.09/lb Pb, $1.38/lb Zn, $1,296/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2019 were calculated using the following realized prices: $15.23/oz Ag, $2.80/lb Cu, $0.90/lb Pb, $1.22/lb Zn, $1,314/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2018 were calculated using the following realized prices: $16.56/oz Ag, $3.13/lb Cu, $/1.12lb Pb, $1.47/lb Zn, $1,315/oz Au.

Revised Timing for Yauricocha 43-101 Reserve and Resource Update

The management team has revised the release date for the Yauricocha NI 43-101 Reserve and Resource Update to now coincide with Bolivar and Cusi 43-101’s which are expected in Q4 closer to year end. The reason for the revised date is to allow the Company to like to include the results from additional drilling currently taking place at key, high priority targets at the Yauricocha property, including those for which we have just recently received drilling permits.

Quality Control

All technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company’s operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company’s properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company’s securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company’s compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”). The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Contacts

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:
Mike McAllister
V.P., Corporate Development
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Gordon Babcock, P.Eng.
Chief Operating Officer
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1(416) 366-7777